Exhibit 99.2

Financial Report

Results of Continuing Operations

Three-month period ended September 30, 2025 compared to the three-month period ended September 30, 2024

Following the spin-off of the dry bulk business (consisting of Costamare’s dry bulk owned fleet and Costamare Bulkers Inc. (CBI)) on May 6, 2025, the results of the dry bulk business are reported as discontinued operations for the relevant periods presented. The discussion below focuses on the results from continuing operations.

During the three-month periods ended September 30, 2025 and 2024, we had an average of 68.2 and 68.0 container vessels, respectively, in our owned fleet.

During the three-month period ended September 30, 2025, we acquired and accepted delivery of the secondhand container vessel Maersk Puelo with a capacity of 6,541 TEU.

As of September 30, 2025, we have invested in Neptune Maritime Leasing Limited (“NML”) the amount of $182.2 million.

In the three-month periods ended September 30, 2025 and 2024, our fleet ownership days totaled 6,278 and 6,256 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results from Continuing operations and Vessels’ Operational Data(1), (2)

	Three-month period ended September 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2024	2025	Change	Change

Voyage revenue	$219.5	$215.9	$(3.6)	(1.6%)
Income from investments in leaseback vessels	6.2	9.3	3.1	50.0%
Voyage expenses	(7.4)	(14.4)	7.0	94.6%
Voyage expenses – related parties	(3.0)	(2.8)	(0.2)	(6.7%)
Vessels’ operating expenses	(39.8)	(40.9)	1.1	2.8%
General and administrative expenses	(5.0)	(2.2)	(2.8)	(56.0%)
Management fees – related parties	(7.2)	(7.3)	0.1	1.4%
General and administrative expenses - non-cash component	(2.4)	(1.8)	(0.6)	(25.0%)
Amortization of dry-docking and special survey costs	(4.4)	(5.0)	0.6	13.6%
Depreciation	(31.9)	(32.6)	0.7	2.2%
Foreign exchange gains / (losses)	3.5	(0.4)	(3.9)	n.m.
Interest income	8.3	3.7	(4.6)	(55.4%)
Interest and finance costs	(27.0)	(21.6)	(5.4)	(20.0%)
Income / (loss) from equity method investments	-	-	-	n.m.
Other	0.1	0.7	0.6	n.m.
Gain / (Loss) on derivative instruments, net	1.6	(1.2)	(2.8)	n.m.
Net Income from Continuing operations	$111.1	$99.4

	Three-month period ended September 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2024	2025	Change	Change

Voyage revenue	$219.5	$215.9	$(3.6)	(1.6%)
Accrued charter revenue	(2.3)	4.0	6.3	n.m.
Amortization of time-charter assumed	(0.2)	-	0.2	n.m.
Amortization of deferred revenue	-	(0.8)	(0.8)	n.m.
Voyage revenue adjusted on a cash basis (1)	$217.0	$219.1	$2.1	1.0%

Vessels’ operational data (2)	Three-month period ended September 30,			Percentage
	2024	2025	Change	Change

Average number of vessels	68.0	68.2	0.2	0.3%
Ownership days	6,256	6,278	22	0.4%
Number of vessels under dry-docking and special survey	2	3	1

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results from Continuing operations and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

(2) Vessels that are part of continuing operations.

Voyage Revenue

Voyage revenue decreased by 1.6%, or $3.6 million, to $215.9 million during the three-month period ended September 30, 2025, from $219.5 million during the three-month period ended September 30, 2024. The decrease period over period is mainly attributable to (i) the lower accounting revenue recorded for two of our vessels that are classified as sale type leases, (ii) the net decreased charter rates in certain of our vessels and (iii) the increased idle and off-hire days of our fleet during the three-month period ended September 30, 2025 compared to the three-month period ended September 30, 2024; partly offset by (i) the contractual reimbursements from certain of our charterers for EU Emissions Allowances (“EUAs”) and Fuel EU Maritime penalties and (ii) the revenue earned by one container vessel acquired during the third quarter of 2025.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”, amortization of time-charter assumed and amortization of deferred revenue) increased by 1.0%, or $2.1 million, to $219.1 million during the three-month period ended September 30, 2025, from $217.0 million during the three-month period ended September 30, 2024.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $9.3 million and $6.2 million for the three-month periods ended September 30, 2025 and 2024, respectively. Income from investments in leaseback vessels increased, period over period, due to the increased volume of NML’s operations during the three-month period ended September 30, 2025 compared to the three-month period ended September 30, 2024. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Voyage Expenses

Voyage expenses were $14.4 million and $7.4 million for the three-month periods ended September 30, 2025 and 2024, respectively. Voyage expenses increased, period over period, mainly due to the recognition of liabilities for EUAs, Fuel EU Maritime penalties and an increase in relevant expenses. However, a significant portion of these liabilities are contractually reimbursed by the charterers, as discussed in “Voyage Revenue”, mitigating the net expenses impact. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption, (ii) third-party commissions and (iii) EUAs and Fuel EU Maritime expenses.

Voyage Expenses – related parties

Voyage expenses – related parties were $2.8 million and $3.0 million for the three-month periods ended September 30, 2025 and 2024, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) charter brokerage fees payable to two related charter brokerage companies for an amount of approximately $0.3 million and $0.4 million, in the aggregate, for the three-month periods ended September 30, 2025 and 2024, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $40.9 million and $39.8 million during the three-month periods ended September 30, 2025 and 2024, respectively. Daily vessels’ operating expenses were $6,520 and $6,369 for the three-month periods ended September 30, 2025 and 2024, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $2.2 million and $5.0 million during the three-month periods ended September 30, 2025 and 2024, respectively, and include amounts of $0.67 million and $0.67 million, respectively, that were paid to a related service provider.

Management Fees – related parties

Management fees charged by our related party managers were $7.3 million and $7.2 million during the three-month periods ended September 30, 2025 and 2024, respectively. The amounts charged by our related party managers include amounts paid to third party managers of $1.4 million and $1.4 million for the three-month periods ended September 30, 2025 and 2024, respectively.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended September 30, 2025 amounted to $1.8 million, representing the value of the shares issued to a related service provider on September 30, 2025. General and administrative expenses - non-cash component for the three-month period ended September 30, 2024 amounted to $2.4 million, representing the value of the shares issued to a related service provider on September 30, 2024.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $5.0 million and $4.4 million during the three-month periods ended September 30, 2025 and 2024, respectively. During the three-month period ended September 30, 2025, three vessels underwent and completed their dry-docking and special surveys. During the three-month period ended September 30, 2024, two vessels underwent and completed their dry-docking and special surveys.

Depreciation

Depreciation expense for the three-month periods ended September 30, 2025 and 2024 was $32.6 million and $31.9 million, respectively.

Interest Income

Interest income amounted to $3.7 million and $8.3 million for the three-month periods ended September 30, 2025 and 2024, respectively.

Interest and Finance Costs

Interest and finance costs were $21.6 million and $27.0 million during the three-month periods ended September 30, 2025 and 2024, respectively. The decrease is mainly attributable to the decreased interest expense due to a lower average loan balance along with reduced SOFR rates during the three-month period ended September 30, 2025, compared to the three-month period ended September 30, 2024.

Gain / (Loss) on Derivative Instruments, net

As of September 30, 2025, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”). The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of September 30, 2025, the fair value of these instruments, in aggregate, amounted to a net asset of $8.7 million. During the three-month period ended September 30, 2025, the change in the fair value (fair value as of September 30, 2025 compared to the fair value as of June 30, 2025) of the derivative instruments that qualify for hedge accounting resulted in a net loss of $3.6 million, which has been included in OCI. Furthermore, during the three-month period ended September 30, 2025 the change in the fair value (fair value as of September 30, 2025 compared to the fair value as of June 30, 2025) of the derivative instruments that do not qualify for hedge accounting, including the realized components of such derivative instruments during the quarter, resulted in a net loss of $1.2 million, which has been included in Gain / (Loss) on Derivative Instruments, net.

Cash Flows from Continuing Operations

Three-month periods ended September 30, 2025 and 2024

Following the spin-off of the dry bulk business on May 6, 2025, the results of the dry bulk business are reported as discontinued operations for the relevant periods presented. The discussion below focuses on the cash flows from continuing operations.

Condensed cash flows from continuing operations	Three-month period ended September 30,
(Expressed in millions of U.S. dollars)	2024	2025
Net Cash Provided by Operating Activities	$152.2	$135.6
Net Cash Provided by / (Used in) Investing Activities	$14.1	$(44.5)
Net Cash Used in Financing Activities	$(237.6)	$(27.1)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended September 30, 2025 decreased by $16.6 million to $135.6 million, from $152.2 million for the three-month period ended September 30, 2024. The decrease is mainly attributable to the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis), the decreased net cash from operations during the three-month period ended September 30, 2025 compared to the three-month period ended September 30, 2024 and the increased dry-docking and special survey costs during the three-month period ended September 30, 2025 compared to the three-month period ended September 30, 2024; partly offset by the decrease in interest payments (including interest derivatives net receipts) during the three-month period ended September 30, 2025 compared to the three-month period ended September 30, 2024.

Net Cash Provided by / (Used in) Investing Activities

Net cash used in investing activities was $44.5 million in the three-month period ended September 30, 2025, which mainly consisted of (i) advance payments for the construction of four newbuild container vessels, (ii) the payment for the acquisition of the secondhand container vessel Maersk Puelo, (iii) payments for upgrades for certain of our container vessels and (iv) payments for net investments into which NML entered; partly offset by proceeds we received from our short-term investments in US Treasury Bills.

Net cash provided by investing activities was $14.1 million in the three-month period ended September 30, 2024, which mainly consisted of net receipts for net investments into which NML entered and payments for upgrades for certain of our container vessels.

Net Cash Used in Financing Activities

Net cash used in financing activities was $27.1 million in the three-month period ended September 30, 2025, which mainly consisted of (i) $7.0 million of net payments relating to our debt financing agreements (including proceeds of $80.1 million we received from one debt financing agreement), (ii) $13.7 million we paid for dividends to holders of our common stock for the second quarter of 2025 and (iii) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”) and $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) for the period from April 15, 2025 to July 14, 2025.

Net cash used in financing activities was $237.6 million in the three-month period ended September 30, 2024, which mainly consisted of (i) $104.4 million payments relating to our debt financing agreements and finance lease liability agreement, (ii) $116.0 million we paid, in aggregate, for the full redemption of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”), (iii) $11.2 million we paid for dividends to holders of our common stock for the second quarter of 2024 and (iv) $0.9 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock and $2.2 million we paid for dividends to holders of our Series D Preferred Stock for the period from April 15, 2024 to July 14, 2024.

Results of Continuing Operations

Nine-month period ended September 30, 2025 compared to the nine-month period ended September 30, 2024

Following the spin-off of the dry bulk business (consisting of Costamare’s dry bulk owned fleet and CBI) on May 6, 2025, the results of the dry bulk business are reported as discontinued operations for the relevant periods presented. The discussion below focuses on the results from continuing operations.

During the nine-month periods ended September 30, 2025 and 2024, we had an average of 68.1 and 68.0 container vessels, respectively, in our owned fleet.

During the nine-month period ended September 30, 2025, we acquired and accepted delivery of the secondhand container vessel Maersk Puelo with a capacity of 6,541 TEU.

As of September 30, 2025, we have invested in NML the amount of $182.2 million.

In the nine-month periods ended September 30, 2025 and 2024, our fleet ownership days totaled 18,586 and 18,632 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results from Continuing operations and Vessels’ Operational Data(1),(2)

	Nine-month period ended September 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2024	2025	Change	Change

Voyage revenue	$646.8	$644.0	$(2.8)	(0.4%)
Income from investments in leaseback vessels	17.7	22.0	4.3	24.3%
Voyage expenses	(19.6)	(37.8)	18.2	92.9%
Voyage expenses – related parties	(9.1)	(8.6)	(0.5)	(5.5%)
Vessels’ operating expenses	(118.7)	(120.1)	1.4	1.2%
General and administrative expenses	(12.0)	(9.4)	(2.6)	(21.7%)
Management fees – related parties	(21.4)	(21.5)	0.1	0.5%
General and administrative expenses - non-cash component	(6.5)	(4.6)	(1.9)	(29.2%)
Amortization of dry-docking and special survey costs	(12.7)	(14.5)	1.8	14.2%
Depreciation	(94.9)	(96.1)	1.2	1.3%
Foreign exchange gains	0.8	2.1	1.3	n.m.
Interest income	24.8	15.5	(9.3)	(37.5%)
Interest and finance costs	(82.1)	(66.8)	(15.3)	(18.6%)
Income / (loss) from equity method investments	-	-	-	n.m.
Other	1.3	0.7	(0.6)	(46.2%)
Gain / (Loss) on derivative instruments, net	(1.6)	12.5	14.1	n.m.
Net Income from Continuing operations	$312.8	$317.4

	Nine-month period ended September 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2024	2025	Change	Change

Voyage revenue	$646.8	$644.0	$(2.8)	(0.4%)
Accrued charter revenue	(2.0)	2.2	4.2	n.m.
Amortization of time-charter assumed	(0.3)	0.1	0.4	n.m.
Amortization of deferred revenue	-	(0.8)	(0.8)	n.m.
Voyage revenue adjusted on a cash basis (1)	$644.5	$645.5	$1.0	0.2%

Vessels’ operational data(2)	Nine-month period ended September 30,			Percentage
	2024	2025	Change	Change

Average number of vessels	68.0	68.1	0.1	0.1%
Ownership days	18,632	18,586	(46)	(0.2%)
Number of vessels under dry-docking and special survey	6	8	2

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results from Continuing operations and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

(2) Vessels that are part of continuing operations.

Voyage Revenue

Voyage revenue decreased by 0.4%, or $2.8 million, to $644.0 million during the nine-month period ended September 30, 2025, from $646.8 million during the nine-month period ended September 30, 2024. The decrease period over period is mainly attributable to (i) the lower accounting revenue recorded for two of our vessels classified as sale type leases, (ii) the revenue not earned due to the absence of the leap year day in the current period (iii) the net decreased charter rates in certain of our vessels and (iv) the increased off-hire days of our fleet during the nine-month period ended September 30, 2025 compared to the nine-month period ended September 30, 2024; partly offset by (i) the contractual reimbursements from certain of our charterers for EUAs and Fuel EU Maritime penalties, (ii) the decreased idle days of our fleet during the nine-month period ended September 30, 2025 compared to the nine-month period ended September 30, 2024 and (iii) the revenue earned by one container vessel acquired during the third quarter of 2025.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”, amortization of time-charter assumed and amortization of deferred revenue) increased by 0.2%, or $1.0 million, to $645.5 million during the nine-month period ended September 30, 2025, from $644.5 million during the nine-month period ended September 30, 2024.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $22.0 million and $17.7 million for the nine-month periods ended September 30, 2025 and 2024, respectively. Income from investments in leaseback vessels increased, period over period, due to the increased volume of NML’s operations during the nine-month period ended September 30, 2025 compared to the nine-month period ended September 30, 2024. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Voyage Expenses

Voyage expenses were $37.8 million and $19.6 million for the nine-month periods ended September 30, 2025 and 2024, respectively. Voyage expenses increased period over period, mainly due to the recognition of liabilities for EUAs, Fuel EU Maritime penalties and an increase in relevant expenses. However, a significant portion of these liabilities are contractually reimbursed by the charterers, as discussed in “Voyage Revenue”, mitigating the net expenses impact. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption, (ii) third-party commissions and (iii) EUAs and Fuel EU Maritime expenses.

Voyage Expenses – related parties

Voyage expenses – related parties were $8.6 million and $9.1 million for the nine-month periods ended September 30, 2025 and 2024, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) charter brokerage fees payable to two related charter brokerage companies for an amount of approximately $1.0 million and $1.1 million, in the aggregate, for the nine-month periods ended September 30, 2025 and 2024, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $120.1 million and $118.7 million during the nine-month periods ended September 30, 2025 and 2024, respectively. Daily vessels’ operating expenses were $6,462 and $6,373 for the nine-month periods ended September 30, 2025 and 2024, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $9.4 million and $12.0 million during the nine-month periods ended September 30, 2025 and 2024, respectively, and include amounts of $2.0 million and $2.0 million, respectively, that were paid to a related service provider.

Management Fees – related parties

Management fees charged by our related party managers were $21.5 million and $21.4 million during the nine-month periods ended September 30, 2025 and 2024, respectively. The amounts charged by our related party managers include amounts paid to third party managers of $4.2 million and $4.9 million for the nine-month periods ended September 30, 2025 and 2024, respectively.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the nine-month period ended September 30, 2025 amounted to $4.6 million, representing the value of the shares issued to a related service provider on March 31, 2025, on June 30, 2025 and on September 30, 2025. General and administrative expenses - non-cash component for the nine-month period ended September 30, 2024 amounted to $6.5 million, representing the value of the shares issued to a related service provider on March 29, 2024, on June 28, 2024 and on September 30, 2024.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $14.5 million and $12.7 million during the nine-month periods ended September 30, 2025 and 2024, respectively. During the nine-month period ended September 30, 2025, eight vessels underwent and completed their dry-docking and special surveys. During the nine-month period ended September 30, 2024, six vessels underwent and completed their dry-docking and special surveys.

Depreciation

Depreciation expense for the nine-month periods ended September 30, 2025 and 2024 was $96.1 million and $94.9 million, respectively.

Interest Income

Interest income amounted to $15.5 million and $24.8 million for the nine-month periods ended September 30, 2025 and 2024, respectively.

Interest and Finance Costs

Interest and finance costs were $66.8 million and $82.1 million during the nine-month periods ended September 30, 2025 and 2024, respectively. The decrease is mainly attributable to the decreased interest expense due to a lower average loan balance, along with reduced SOFR rates, during the nine-month period ended September 30, 2025, compared to the nine-month period ended September 30, 2024.

Gain / (Loss) on Derivative Instruments, net

As of September 30, 2025, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in OCI. The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of September 30, 2025, the fair value of these instruments, in aggregate, amounted to a net asset of $8.7 million. During the nine-month period ended September 30, 2025, the change in the fair value (fair value as of September 30, 2025 compared to the fair value as of December 31, 2024) of the derivative instruments that qualify for hedge accounting resulted in a loss of $15.8 million, which has been included in OCI. Furthermore, during the nine-month period ended September 30, 2025 the change in the fair value (fair value as of September 30, 2025 compared to the fair value as of December 31, 2024) of the derivative instruments that do not qualify for hedge accounting, including the realized components of such derivative instruments during the quarter, resulted in a net gain of $12.5 million, which has been included in Gain / (Loss) on Derivative Instruments, net.

Cash Flows from Continuing Operations

Nine-month periods ended September 30, 2025 and 2024

Following the spin-off of the dry bulk business on May 6, 2025, the results of the dry bulk business (consisting of Costamare’s dry bulk owned fleet and CBI) are reported as discontinued operations for the relevant periods presented. The discussion below focuses on the cash flows from continuing operations.

Condensed cash flows from continuing operations	Nine-month period ended September 30,
(Expressed in millions of U.S. dollars)	2024	2025
Net Cash Provided by Operating Activities	$441.5	$418.8
Net Cash Used in Investing Activities	$(25.8)	$(152.3)
Net Cash Used in Financing Activities	$(344.5)	$(416.9)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the nine-month period ended September 30, 2025 decreased by $22.7 million to $418.8 million, from $441.5 million for the nine-month period ended September 30, 2024. The decrease is mainly attributable to the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) and the decreased net cash from operations during the nine-month period ended September 30, 2025 compared to the nine-month period ended September 30, 2024; partly offset by the decrease in interest payments (including interest derivatives net receipts) during the nine-month period ended September 30, 2025 compared to the nine-month period ended September 30, 2024 and the decreased dry-docking and special survey costs during the nine-month period ended September 30, 2025 compared to the nine-month period ended September 30, 2024.

Net Cash Used in Investing Activities

Net cash used in investing activities was $152.3 million in the nine-month period ended September 30, 2025, which mainly consisted of (i) advance payments for the construction of four newbuild container vessels, (ii) the payment for the acquisition of the secondhand container vessel Maersk Puelo, (iii) payments for upgrades for certain of our container vessels and (iv) payments for net investments into which NML entered; partly offset by net proceeds we received from our short-term investments in US Treasury Bills.

Net cash used in investing activities was $25.8 million in the nine-month period ended September 30, 2024, which mainly consisted of payments for upgrades for certain of our container vessels and payments for net investments into which NML entered.

Net Cash Used in Financing Activities

Net cash used in financing activities was $416.9 million in the nine-month period ended September 30, 2025, which mainly consisted of (i) $262.7 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $135.2 million we received from four debt financing agreements), (ii) $100.0 million transferred to the spun-off entities, (iii) $41.2 million we paid for dividends to holders of our common stock for the fourth quarter of 2024, the first quarter of 2025 and the second quarter of 2025 and (iv) $2.8 million we paid for dividends to holders of our Series B Preferred Stock, $6.3 million we paid for dividends to holders of our Series C Preferred Stock and $6.6 million we paid for dividends to holders of our Series D Preferred Stock for the periods from October 15, 2024 to January 14, 2025, January 15, 2025 to April 14, 2025 and April 15, 2025 to July 14, 2025.

Net cash used in financing activities was $344.5 million in the nine-month period ended September 30, 2024, which mainly consisted of (i) $175.0 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $113.6 million we received from eight debt financing agreements), (ii) $116.0 million we paid, in aggregate, for the full redemption of our Series E Preferred Stock, (iii) $29.9 million we paid for dividends to holders of our common stock for the fourth quarter of 2023, the first quarter of 2024 and the second quarter of 2024 and (iv) $2.8 million we paid for dividends to holders of our Series B Preferred Stock, $6.3 million we paid for dividends to holders of our Series C Preferred Stock, $6.6 million we paid for dividends to holders of our Series D Preferred Stock for the periods from October 15, 2023 to January 14, 2024, January 15, 2024 to April 14, 2024 and April 15, 2024 to July 14, 2024 and $5.1 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2023 to January 14, 2024 and January 15, 2024 to April 14, 2024.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of September 30, 2025, we had Cash and cash equivalents (including restricted cash) of $569.6 million.

Debt-free vessels

As of November 3, 2025, the following vessels were free of debt.

Unencumbered Vessels

(Refer to Fleet list for full details)

Vessel Name	Year Built	TEU Capacity
KURE	1996	7,403
MAERSK KOWLOON	2005	7,471
MAERSK PUELO	2006	6,541
ETOILE	2005	2,556
MICHIGAN	2008	1,300
ARKADIA	2001	1,550

Conference Call details:

On Tuesday, November 4, 2025 at 8:30 a.m. ET, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until November 11, 2025. The United States replay number is +1-855-669-9658; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 9832140.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 51 years of history in the international shipping industry and a fleet of 69 containerships in the water, with a total capacity of approximately 520,000 TEU. The Company also has six newbuild containerships under construction with a total capacity of 18,600 TEU. The Company participates in a lease financing business. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos – Chief Financial Officer
Konstantinos Tsakalidis – Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

Containership Fleet List

The table below provides additional information, as of November 3, 2025, about our fleet of containerships, including the vessels under construction, and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Average Daily Charter Rate(1) (U.S. dollars)	TEU-weighted duration(2) (in years)	Expiration of Charter(3)
1	TRITON	Evergreen	2016	14,424	33,831	3.4	March 2026(4)
2	TITAN	Evergreen	2016	14,424			April 2026(4)
3	TALOS	Evergreen	2016	14,424			July 2026(4)
4	TAURUS	Evergreen	2016	14,424			August 2026(4)
5	THESEUS	Evergreen	2016	14,424			August 2026(4)
6	YM TRIUMPH	Yang Ming	2020	12,690			May 2030
7	YM TRUTH	Yang Ming	2020	12,690			May 2030
8	YM TOTALITY(i)	Yang Ming	2020	12,690			July 2030
9	YM TARGET(i)	Yang Ming	2021	12,690			November 2030
10	YM TIPTOP(i)	Yang Ming	2021	12,690			March 2031
11	CAPE AKRITAS	MSC	2016	11,010			August 2031
12	CAPE TAINARO	MSC	2017	11,010			April 2031
13	CAPE KORTIA	MSC	2017	11,010			August 2031
14	CAPE SOUNIO	MSC	2017	11,010			April 2031
15	CAPE ARTEMISIO	MSC	2017	11,010			September 2030
16	SHANGHAI	COSCO	2006	9,469	33,810	3.2	August 2028
17	YANTIAN I	COSCO	2006	9,469			July 2028
18	YANTIAN	COSCO/(*)	2006	9,469			May 2028
19	COSCO HELLAS	COSCO/(*)	2006	9,469			August 2028
20	BEIJING	COSCO/(*)	2006	9,469			July 2028
21	MSC AZOV	MSC/(*)	2014	9,403			December 2029
22	MSC AMALFI	MSC	2014	9,403			March 2027
23	MSC AJACCIO	MSC	2014	9,403			February 2027
24	MSC ATHENS	MSC/(*)	2013	8,827			January 2029
25	MSC ATHOS	MSC/(*)	2013	8,827			February 2029
26	VALOR	MSC	2013	8,827			May 2030
27	VALUE	MSC	2013	8,827			June 2030
28	VALIANT	MSC	2013	8,827			August 2030
29	VALENCE	MSC	2013	8,827			August 2030
30	VANTAGE	Hapag Lloyd/(*)	2013	8,827			November 2030
31	NAVARINO	MSC	2010	8,531			March 2029
32	KLEVEN	MSC/(*)	1996	8,044			April 2028
33	KOTKA	MSC/(*)	1996	8,044			September 2028
34	MAERSK KOWLOON	Maersk/MSC	2005	7,471			January 2029
35	KURE	MSC/(*)	1996	7,403			August 2028

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Average Daily Charter Rate(1) (U.S. dollars)	TEU-weighted duration(2) (in years)	Expiration of Charter(3)
36	METHONI	Maersk/(*)	2003	6,724	30,917	2.3	June 2029
37	PORTO CHELI	Maersk/(*)	2001	6,712			April 2029
38	TAMPA I	ZIM/(*)	2000	6,648			September 2028
39	ZIM VIETNAM	ZIM	2003	6,644			December 2028
40	ZIM AMERICA	ZIM	2003	6,644			December 2028
41	MAERSK PUELO	Maersk	2006	6,541			October 2026(5)
42	ARIES	ONE/(*)	2004	6,492			March 2029
43	ARGUS	ONE /(*)	2004	6,492			May 2029
44	PORTO KAGIO	Maersk	2002	5,908			July 2026
45	GLEN CANYON	ZIM/(*)	2006	5,642			September 2028
46	PORTO GERMENO	Maersk	2002	5,570			August 2026
47	LEONIDIO	Maersk	2014	4,957			October 2026
48	KYPARISSIA	Maersk	2014	4,957			October 2026
49	MEGALOPOLIS	Maersk	2013	4,957			July 2027
50	MARATHOPOLIS	Maersk	2013	4,957			July 2027
51	GIALOVA	ONE/(*)	2009	4,578	25,893	2.3	April 2029
52	DYROS	Maersk	2008	4,578			April 2027
53	NORFOLK	OOCL	2009	4,259			March 2028
54	VULPECULA	ZIM	2010	4,258			May 2028
55	VOLANS	COSCO	2010	4,258			July 2027
56	VIRGO	Maersk	2009	4,258			April 2027
57	VELA	ZIM	2009	4,258			April 2028
58	ANDROUSA	OOCL/(*)	2010	4,256			January 2029

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Average Daily Charter Rate(1) (U.S. dollars)	TEU-weighted duration(2) (in years)	Expiration of Charter(3)
59	NEOKASTRO	CMA CGM	2011	4,178	20,532	1.9	February 2027
60	ULSAN	Maersk/(*)	2002	4,132			November 2028
61	POLAR BRASIL	Maersk	2018	3,800			March 2027(6)
62	LAKONIA	COSCO	2004	2,586			February 2027
63	SCORPIUS	Hapag Lloyd/Maersk	2007	2,572			March 2028
64	ETOILE	MSC /(*)	2005	2,556			July 2028
65	AREOPOLIS	COSCO	2000	2,474			March 2027
66	ARKADIA	Evergreen	2001	1,550			October 2026
67	MICHIGAN	MSC/(*)	2008	1,300			October 2027
68	TRADER	MSC /(*)	2008	1,300			October 2028
69	LUEBECK	MSC /(*)	2001	1,078			April 2028

Containerships under construction

	Vessel	Capacity (TEU)	Estimated Delivery(7)	Employment
1	Newbuilding 1	3,100	Q2 2027	Long Term Employment upon delivery from shipyard
2	Newbuilding 2	3,100	Q3 2027	Long Term Employment upon delivery from shipyard
3	Newbuilding 3	3,100	Q4 2027	Long Term Employment upon delivery from shipyard
4	Newbuilding 4	3,100	Q4 2027	Long Term Employment upon delivery from shipyard
5	Newbuilding 5	3,100	Q1 2028	Long Term Employment upon delivery from shipyard
6	Newbuilding 6	3,100	Q1 2028	Long Term Employment upon delivery from shipyard

(1)	Average Daily charter rate is calculated by dividing the total contracted revenues with the remaining employment days per capacity-group of vessels.
(2)	TEU-weighted duration reflects the average remaining duration per capacity-group of vessels weighted on a TEU basis.
(3)	Expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(4)	Charterer has the option to extend the current time charter for an additional period of two years.
(5)	Maersk Puelo is currently chartered to Maersk until October 2026 (earliest redelivery) - September 2031 (latest redelivery).
(6)	Charterer has the option to extend the current time charter for an additional one-year period.
(7)	Based on the shipbuilding contract, subject to change.

(i)	Denotes vessels subject to a sale and leaseback transaction.

(*)	Denotes charterer’s identity, which is treated as confidential.

COSTAMARE INC.

Consolidated Statements of Income

	Nine-months ended September 30,		Three-months ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2024	2025	2024	2025

	(Unaudited)		(Unaudited)
REVENUES:
Voyage revenue	$646,819	$643,976	$219,496	$215,898
Income from investments in leaseback vessels	17,668	21,952	6,249	9,270
Total revenues	$664,487	$665,928	$225,745	$225,168

EXPENSES:
Voyage expenses	(19,620)	(37,767)	(7,448)	(14,384)
Voyage expenses – related parties	(9,116)	(8,647)	(3,043)	(2,828)
Vessels’ operating expenses	(118,740)	(120,102)	(39,844)	(40,931)
General and administrative expenses	(12,017)	(9,417)	(5,000)	(2,177)
Management fees – related parties	(21,440)	(21,516)	(7,199)	(7,338)
General and administrative expenses – non-cash component	(6,508)	(4,617)	(2,352)	(1,782)
Amortization of dry-docking and special survey costs	(12,722)	(14,530)	(4,442)	(5,000)
Depreciation	(94,943)	(96,112)	(31,879)	(32,620)
Foreign exchange gains / (losses)	821	2,233	3,521	(338)
Operating income	$370,202	$355,453	$128,059	$117,770

OTHER INCOME / (EXPENSES):
Interest income	$24,850	$15,520	$8,304	$3,741
Interest and finance costs	(82,058)	(66,813)	(26,961)	(21,603)
Income / (Loss) from equity method investments	19	-	(23)	-
Other	1,341	700	92	673
Gain / (loss) on derivative instruments, net	(1,566)	12,537	1,646	(1,230)
Total other expenses, net	$(57,414)	$(38,056)	$(16,942)	$(18,419)
Net Income from continuing operations	$312,788	$317,397	$111,117	$99,351
Net Loss from discontinued operations	(28,370)	(27,547)	(32,246)	-
Net Income	$284,418	$289,850	$78,871	$99,351

Earnings allocated to Preferred Stock	(18,566)	(15,690)	(5,288)	(5,288)
Deemed dividend to Series E Preferred Stock	(5,446)	-	-	-
Net (Income) / Loss attributable to the non-controlling interest	529	(3,119)	1,880	(1,442)
Net Income available to common stockholders	$260,935	$271,041	$75,463	$92,621
Earnings per common share, basic and diluted - Total	$2.19	$2.26	$0.63	$0.77
Earnings per common share, basic and diluted – Continuing operations	$2.41	$2.48	$0.88	$0.77
Losses per common share, basic and diluted – Discontinued operations	$(0.22)	$(0.23)	$(0.25)	$-

Weighted average number of shares, basic and diluted	119,129,429	120,119,317	119,577,920	120,276,106

COSTAMARE INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)	As of December 31, 2024	As of September 30, 2025
ASSETS	(Unaudited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$656,880	$505,044
Restricted cash	17,203	20,212
Short-term investments	18,499	-
Investment in leaseback vessels, current	30,561	53,412
Net investment in sales type lease (Vessels), current	12,748	-
Accounts receivable	5,863	10,471
Inventories	13,156	14,698
Due from related parties	-	4,313
Fair value of derivatives	10,410	6,927
Insurance claims receivable	8,039	6,837
Time-charter assumed	195	122
Accrued charter revenue	11,929	4,864
Prepayments and other	16,823	36,927
Total current assets of continuing operations	802,306	663,827
Current assets of discontinued operations	237,910	-
Total current assets	$1,040,216	$663,827
FIXED ASSETS, NET:
Vessels and advances, net	2,715,168	2,755,398
Fixed assets of discontinued operations	671,844	-
Total fixed assets, net	$3,387,012	$2,755,398
NON-CURRENT ASSETS:
Investment in leaseback vessels, non-current	$222,088	$321,362
Deferred charges, net	52,688	49,973
Finance leases, right-of-use assets (Vessels)	37,818	-
Net investment in sales type lease (Vessels), non-current	6,734	9,447
Accounts receivable, non-current	1,950	1,950
Due from related parties, non-current	1,125	1,125
Restricted cash	45,922	44,308
Fair value of derivatives, non-current	21,235	9,850
Accrued charter revenue, non-current	2,688	3,727
Time-charter assumed, non-current	74	-
Total non-current assets of continuing operations	392,322	441,742
Non-current assets of discontinued operations	329,137	-
Total assets	$5,148,687	$3,860,967
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$287,360	$272,074
Finance lease liability	23,877	-
Accounts payable	7,948	8,326
Due to related parties	1,514	6,486
Accrued liabilities	20,672	18,940
Unearned revenue	24,902	44,177
Fair value of derivatives	19,756	7,972
Other current liabilities	24,564	36,590
Total current liabilities of continuing operations	410,593	394,565
Current liabilities of discontinued operations	334,967	-
Total current liabilities	$745,560	$394,565
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,410,480	$1,310,196
Fair value of derivatives, net of current portion	-	63
Unearned revenue, net of current portion	14,620	43,968
Other non-current liabilities	11,099	14,196
Total non-current liabilities of continuing operations	1,436,199	1,368,423
Non-current liabilities of discontinued operations	398,322	-
Total non-current liabilities	$1,834,521	$1,368,423
COMMITMENTS AND CONTINGENCIES	-	-
Temporary equity – Redeemable non-controlling interest in subsidiary	$(2,453)	$-
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	13	13
Treasury stock	(120,095)	(120,095)
Additional paid-in capital	1,336,646	1,330,946
Retained earnings	1,279,605	809,968
Accumulated other comprehensive income	17,345	4,997
Total Costamare Inc. stockholders’ equity	$2,513,514	$2,025,829
Non-controlling interest	57,545	72,150
Total stockholders’ equity	2,571,059	2,097,979
Total liabilities and stockholders’ equity	$5,148,687	$3,860,967

Financial Summary – Continuing Operations

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2024	2025	2024	2025

Voyage revenue	$646,819	$643,976	$219,496	$215,898
Accrued charter revenue (1)	$(1,985)	$2,212	$(2,302)	$3,975
Amortization of time-charter assumed	$(300)	$82	$(169)	$49
Amortization of deferred revenue	$-	$(795)	$-	$(795)
Voyage revenue adjusted on a cash basis (2)	$644,534	$645,475	$217,025	$219,127
Income from investments in leaseback vessels	$17,668	$21,952	$6,249	$9,270

Adjusted Net Income available to common stockholders from Continuing operations (3)	$294,753	$290,838	$103,070	$98,024
Weighted Average number of shares	119,129,429	120,119,317	119,577,920	120,276,106
Adjusted Earnings per share from Continuing operations (3)	$2.47	$2.42	$0.86	$0.81

Net Income from Continuing operations	$312,788	$317,397	$111,117	$99,351
Net Income from Continuing operations available to common stockholders	$286,622	$298,375	$104,950	$92,621
Weighted Average number of shares	119,129,429	120,119,317	119,577,920	120,276,106
Earnings per share from Continuing operations	$2.41	$2.48	$0.88	$0.77

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.

(3) Adjusted Net Income from Continuing operations available to common stockholders and Adjusted Earnings per Share from Continuing operations are non-GAAP measures. Refer to the reconciliation of Net Income from Continuing operations to Adjusted Net Income from Continuing operations and Adjusted Earnings per Share from Continuing operations.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the relevant periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue, net income or other measures as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income from Continuing operations available to common stockholders and (iii) Adjusted Earnings per Share from Continuing operations.

Reconciliation of Net Income from Continuing Operations to Adjusted Net Income from Continuing Operations available to common stockholders and Adjusted Earnings per Share from Continuing Operations

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2024	2025	2024	2025

Net Income from Continuing operations	$312,788	$317,397	$111,117	$99,351
Earnings allocated to Preferred Stock	(18,316)	(15,690)	(5,288)	(5,288)
Deemed dividend of Series E Preferred Stock	(5,343)	-	-	-
Non-Controlling Interest	(2,507)	(3,332)	(879)	(1,442)
Net Income from Continuing operations available to common stockholders	286,622	298,375	104,950	92,621
Accrued charter revenue	(1,985)	2,212	(2,302)	3,975
General and administrative expenses - non-cash component	6,508	4,617	2,352	1,782
Amortization of time-charter assumed	(300)	82	(169)	49
Amortization of deferred revenue	-	(795)	-	(795)
Realized gain on Euro/USD forward contracts	(787)	(1,051)	(299)	(773)
(Gain) / Loss on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	1,566	(12,602)	(1,646)	1,165
Other non-cash items	3,129	-	184	-
Adjusted Net Income from Continuing operations available to common stockholders	$294,753	$290,838	$103,070	$98,024
Adjusted Earnings per Share from Continuing operations	$2.47	$2.42	$0.86	$0.81
Weighted average number of shares	119,129,429	120,119,317	119,577,920	120,276,106

Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations represent Net Income from continuing operations after earnings from continuing operations allocated to preferred stock, deemed dividend allocated to continuing operations of Series E Preferred Stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, amortization of deferred revenue, realized gain on Euro/USD forward contracts, general and administrative expenses - non-cash component, (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments and other non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations generally eliminates the accounting effects of certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1)	Items to consider for comparability include gains and charges. Gains positively impacting Net Income from continuing operations available to common stockholders are reflected as deductions to Adjusted Net Income from continuing operations available to common stockholders. Charges negatively impacting Net Income from continuing operations available to common stockholders are reflected as increases to Adjusted Net Income from continuing operations available to common stockholders.